[Letterhead of Arden Asset Management LLC]

October 5, 2012

Board of Trustees
Arden Investment Series Trust
375 Park Avenue
32nd Floor
New York, New York 10152

To the Board of Trustees:

In order to provide Arden Investment Series Trust (the "Trust") with initial capital so as to enable the public offering of shares of the Trust, Arden Asset Management LLC ("AAM") is hereby purchasing from the Trust 23,000 shares of beneficial interest, par value $0.001 per share, of Arden Alternative Strategies Fund, a series of the Trust, at a purchase price of $10.00 per share.

AAM represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Arden Asset Management LLC

By:	/s/ Clement Wong
Name:	Clement Wong
Title:	Managing Director and Chief Financial Officer